Exhibit 99.1

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

Attunity Announces $5 Million Private Placement

Burlington, MA, August 29, 2006 – Attunity, Ltd. (NASDAQ: ATTU), announced today that it has entered into definitive agreements with institutional and private investors and a group of investors headed by Shimon Alon, Chairman of the Board, Ron Zuckerman, a board member and Aki Ratner, CEO for a $5 million private placement of its ordinary shares along with warrants to purchase its ordinary shares.

Pursuant to the purchase agreement, Attunity agreed to sell 4,000,000 ordinary shares, at $1.25 per share. The investors will also receive three-year warrants to purchase 2,000,000 ordinary shares at an exercise price of $1.25 per share.

The main purpose of the offering was to add to Attunity’s shareholders equity in order to meet the Nasdaq Global Market continued listing requirements.

The closing of the transaction is subject to shareholders approval, at a special meeting to be held within the next 60 days, and other customary closing conditions.

The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. Pursuant to an agreement with the investors, the Company will file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the ordinary shares issued to the investors as well as ordinary shares issuable upon exercise of the warrants, subject to certain terms and conditions.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.